Amy M. Trombly, Esq.                                                      amy@tromblybusinesslaw.com

June 11, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Attn: Mr. H. Christopher Owings

Re: FTS Group, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
Filed May 8, 2007
File No. 333-133749

Dear Mr. Owings:

I am securities counsel for FTS Group, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 6 to Registration Statement on Form SB-2.

Amendment No. 6 to Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 7, 2007.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Narrative to Summary Compensation Table, page 22

Employment Agreements for Each Named Executive Officer

Comment 1.
Your discussion refers to both consulting and employment agreements with each of Messrs. Gallagher and Rasmussen. Please clarify which of these agreements you have, the differences between them and their duration.

Response 1.          The Company initially had an employment agreement with Mr. Gallagher for a term of two years beginning November 15, 2005. The agreement was modified to a consulting agreement for a two-year term under the same terms beginning February 1, 2006. Mr. Rasmussen has a two-year employment agreement beginning on February 1, 2006. The differences between the two agreements is the annual compensation,  Mr. Gallagher has a consulting agreement and  Mr. Rasmussen has an employment agreement, and the stock award amount as outlined in the respective schedules varies.

Comment 2.
Clarify whether Mr. Gallagher’s eligibility for stock and cash bonuses is also governed by the targets you set forth under the description of Mr. Rasmussen’s employment agreement. If not, explain what parameters of the “performance of the Company” determines his eligibility to receive cash or stock.

Response 2.          Mr. Gallagher and Mr. Rasmussen have specific bonus schedules per their respective agreements that are based on operating results of the Company. Both executives are eligible for additional bonuses and pay increases based on their ability to perform and execute in their respective roles during the year. The Company believes that its executive bonus grants have been at or well below that of many similar publicly traded companies.

Comment 3.
Please explain in further detail how cash and stock bonuses are awarded in accordance with the targets you set forth. In this regard, we note that both Mr. Gallagher and Mr. Rasmussen received cash bonuses last year; please explain how they were eligible to receive these and how the amounts and forms of compensation were arrived at. For example, can a cash bonus be exchanged for a stock bonus or vice versa if the requisite targets are met?

Response 3.          The Company awards cash and stock bonuses and pay increases based on the operating results of the Company, per the employment agreements, as well as certain subjective factors such as the quality of performance the executive exhibited in executing the requirements of his job during the year. Bonuses are paid according to the agreements as set out in the Registration Statement. Cash bonuses can be accrued if the Company cannot pay them out with cash when granted.

Outstanding Equity Awards at Fiscal Year-End, page 22

Comment 4.           Please reconcile the disclosure that appears here with that which appears on page 3 where you state that you have options outstanding that expire on July 27, 2007. If there are options outstanding but none that have been issued to any named executive officers, please advise accordingly.

Response 4.          The discrepancy between the disclosures that appear on page 3 and page 22 are the result of the inadvertent failure to remove mention of 598,000 unexercised options from page 3. The options in question are now properly omitted from the page 3 assumptions in the discussion of the Company’s capital structure.

As explained in Response #9 of our letter dated December 11, 2006, “In accordance with SFAS 123R, the Company reviewed the provisions of the plan and its related outstanding options to comply with the required fair value analysis component to SFAS 123R that took effect January 1, 2006. During this analysis the Company determined that the 598,000 options previously issued have expired and are no longer outstanding as of January 1, 2006 per plan provisions.”

Consolidated Balance Sheets, page F-3

Comment 5.           Please update your financial statements to include the next unaudited interim period and update MD&A and other financial information as applicable. See Rules 310(g) and 3-12 of Regulations S-X.

Response 5.          The Company has made the changes requested by Staff.

Comment 6.           Please advise or revise to include the term cumulative in your description of the Series A convertible preferred stock. We refer you to the discussion on page 15 which states dividends are cumulative.

Response 6.          The Company has revised the description of the Series A convertible preferred stock on the Consolidated Balance Sheets on page F-3 to include the term cumulative which accurately depicts the nature of the stock as described on page 15.

(1) Summary of Significant Accounting Policies, page F-7

(8) Concentration of Credit Risk, page F-9

Comment 7.           Please expand your disclosure to discuss any existing concentration risks concerning wireless handset and satellite equipment purchases and the potential impact that may result from changes in the availability of these resources. We refer you to the discussion of Bright Point and EchoStar on page 17. See paragraph 22 of SOP 94-6.

Response 7.          The Company has made the changes requested by Staff.

(10) Options and Warrants, page F-11

Comment 8.           This note discloses that 598,000 stock options expired prior to January 1, 2006. On page 3 you also disclose the same number of options will expire on July 27, 2007. If you have stock options outstanding as of January 1, 2006, please revise your footnotes and MD&A to disclose the effects of the first time adoption of SFAS No. 123(R). See SAB Topic 14H and 14N. Please also include the disclosures required by paragraph 64, 65, 84 and 85 of SFAS No. 123(R), as applicable. If all stock options expired prior to adoption on January 1, 2006 and there is no impact of adopting SFAS 123(R), please revise your disclosures to consistently state these facts.

Response 8.          This note is correct as presented because there are no outstanding stock options as of January 1, 2006. Therefore, the first time adoption of SFAS No. 123(R) has no effect on the financial statements. Please refer to Response #4 which explains that that the discrepancy in our disclosure regarding options has been rectified by removal of these options from page 3.

Comment 9.           Please disclose the fair value (in both share and monetary amounts) of the warrant settlement alternatives at each balance sheet date and how the change in the price of your common shares affects the settlement amounts. Please also disclose the reasons for any reclassifications of the warrants from liability to equity and the impact on the financial statements, if any. See paragraph 50 and 52 of EITF 00-19. We notice a substantial decrease in the derivative liability for the comparative periods and Form 10-Q for the three months ended September 20, 2006 discloses an increase in the amount of authorized shares from 150,000,000 to 855,000,000.

Response 9.          The Company has expanded the disclosures in Footnote #10 to include the items requested by Staff.

(11) See World Satellite, Inc. Acquisition, page F-11

Comment 10.         Please revise the unaudited pro forma information to include the comparative annual results of operations for 2005 and 2006 periods. See paragraph 54 of SFAS No. 141.

Response 10.        Comparative annual results of operations for 2005 and 2006 have been added to footnote #11.

(17) Earnings Per Share, page F-12

Comment 11.          If you determine you have outstanding stock options in the years presented and the options are potentially dilutive common shares in 2006, please revise your dilutive earnings per share calculations, as applicable.

Response 11.         There were no outstanding stock option in the years presented. Therefore, dilutive earnings per share are properly reflected in footnote 13.

(19) Restatement, page 13

Comment 12.         Please expand your narrative to discuss the effects of the restatement on the consolidated statement of cash flows and reasons for errors not attributed to the warrant reclassification and remeasurement. For example, the restricted cash was not associated with the provisions of EITF 00-19.

Response 12.        The Company has expanded Footnote #19 to include the items requested by Staff.

Comment 13.         Please clearly label the balance sheet and income statement tabular information as 2005 and include the “as reported” and “as corrected” per share amounts. See paragraph 24 of SFAS No. 154.

Response 13.        The Company has made the changes requested by Staff.

Comment 14.         Please advise or revise the interim 2006 tabular information to exclude any adjustments resulting from the effects of the 2005 error corrections. We note certain tables adjust fiscal 2006 with restatement adjustments from 2005 and 2006. See paragraph 37 of APB 20 and paragraph 26 of SFAS No. 154. Please also include the “as reported” and “as corrected” per share amounts for the interim periods.

Response 14.        The Company has made the changes requested by Staff.

Recent Sales of Unregistered Securities, page 24

Comment 15.         Please review this discussion to ensure that the dates you provide are accurate. For example, in your discussion of the December 29, 2005 private placement, you indicate that you issued an additional $440,000 of the convertible notes on January 4, 2005, when it would appear that you mean to refer to 2006. Similarly, you refer to this private placement as having closed in 2006 in the fifth paragraph of this discussion, when it would appear that you mean to refer to 2005. Also, please ensure that the discussion appears under “Financings” on page 20 is consistent with this discussion; for example, it appears that you mention the issuance of common stock relating to the December 29, 2005 private placement but it does not appear that you mention the issuance of the convertible notes. Please revise.

Response 15.        The Company has made the changes requested by Staff.

Exhibit 23.1

Comment 16.         Please remember to update your accountant’s consent as of a date within 30 days from the amended filing.

Response 16.        The Company has included the consent as requested by the staff.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for FTS Group, Inc.

cc:  FTS Group, Inc.